MARCUS J. WILLIAMS

Direct (206) 628-7710

mwilliams@dwt.com

December 7, 2004

VIA FACSIMILE AND EDGAR SUBMISSION

(202) 942-1891

Division of Corporation Finance

Securities and Exchange Commission

Attn: Messeret Nega

Attorney-Advisor

450 Fifth Street, N.W.

Washington, D.C. 20549

Re: IMPCO Technologies, Inc. (Registration Statement No. 33-120029)

Dear Ms. Nega:

We are in receipt of a copy of your letter dated November 24, 2004 to Robert M. Stemmler regarding the above referenced registration statement of IMPCO Technologies, Inc. (the “Company”) and the other filings referred to in your letter. Concurrently with our submission of this letter, the Company is filing amendments to the registration statement (the “S-3 Amendment”), and to its quarterly report on Form 10-Q for the period ended September 30, 2004 (the “10-Q Amendment”).

Set forth below are your comments (numbered to correspond to your comment letter) followed by our response on behalf of the Company.

Form S-3

General

1.	We note that you filed your Quarterly Report on Form 10-Q November 9, 2004. Please update the S-3 to reflect the most recent information contained in the latest 10-Q. Also consider including a Recent Developments section in this registration

Messeret Nega

December 6, 2004

statement to describe any material changes that have occurred since the date of your last fiscal quarter report, pursuant to Item 11 of Form S-3.

The Company has incorporated by reference its Quarterly Report on Form 10-Q for the quarter ended September 30, 2004 into the S-3 Amendment. In addition, the Company has included a Recent Developments section in the S-3 Amendment that describes the current status of the Company’s acquisition of B.R.C. Società Resonsibilità a Limitata and the Company’s management reorganization plan.

2.	Supplementally confirm that you meet the market capitalization requirement of Form S-3. Refer to Section I.B.1 of Form S-3 and provide us with your analysis.

The Company is providing the following supplementary analysis to confirm that the Company meets the market capitalization requirement to use Form S-3: On October 27, 2004, the adjusted closing price for the Company’s common stock listed on Nasdaq was $5.93 per share, yielding a total market capitalization of approximately $110,642,604. As reported in the Company’s most recent Proxy Statement, affiliates of the Company beneficially own at most a total of 3,272,817 shares of the Company’s common stock, with a market value of approximately $19,407,804 on October 27, 2004. Pursuant to this analysis, the aggregate market value of the Company’s common stock held by non-affiliates of the Company on October 27, 2004 was approximately $91,234,800.

Prospectus Cover Page

3.	Please delete the reference to “Part I” and “Information required in the Prospectus” from the cover page.

The Company has deleted the reference to “Part I” and “Information required in the Prospectus” from the cover page of the S-3 Amendment.

4.	Please revise to make the “subject to completion” legend more prominent, perhaps in bold-faced type. Refer to Item 501(b)(10) Regulation S-K.

The Company has revised the S-3 Amendment to display the “subject to completion” legend in prominent bold type.

5.	Please clarify the nature of the underwriting arrangements. For example, it appears this is a best efforts offering, but you reference a “minimum of $60,000 in aggregate net proceeds to the company” in the first paragraph. Please refer to Item 501(b)(8) and revise as necessary to describe the underwriting arrangements, including whether this is a minimum/maximum offering, and including the additional information required by Item 501(b)(8)(iii), as appropriate.

Messeret Nega

December 6, 2004

The Company has revised the Plan of Distribution section of the S-3 Amendment to reflect the fact that the Company’s common stock that is the subject of the proposed offering may be sold directly by the Company to investors, through agents designated from time to time or through underwriters or dealers at prices and on terms to be determined at the time of offering. The Company will set forth the names of any underwriters or agents and any applicable commissions or discounts in the accompanying prospectus supplement. The Company will also set forth the use of the net proceeds we expect to receive from any sale of our common stock in the accompanying prospectus supplement.

Risk Factors, page 2

6.	Please remove the qualifying language from the second sentence of the introductory paragraph, and clarify that you have included all material risks to your business and that are associated with this offering. All material risks should be described. If risks are not deemed material, please do not reference them.

The Company has removed the qualifying language from the second sentence of the introductory paragraph of the Risk Factors in the S-3 Amendment, and has clarified therein that the Company has included all material risks to its business in such section.

We have substantial debt that we may be unable to service....page 2

7.	Please include a discussion of your recent non-compliance under the Bison and LaSalle agreements, and the consequences of that non-compliance, in this risk factor.

The Company has revised the Risk Factors in the S-3 Amendment to include a discussion of its recent non-compliance under the Bison and LaSalle Agreements, and the consequences of that non-compliance.

The terms of our debt may severely limit our ability....Page 3

8.	Please update this risk factor discussion to reflect the default and waivers obtained from the LaSalle and Bison creditors, as discussed in your September 30, 2004 Form 10-Q.

The Company has revised the Risk Factors in the S-3 Amendment and has expanded the Risk Factors in the Form 10-Q Amendment to include a discussion of the circumstances and conditions related to the defaults and waivers obtained from LaSalle and Bison with respect to their respective credit agreements, as well as the amendments entered into with LaSalle and Bison in connection therewith.

The NASDAQ Stock Market may take the position....Page 3

Messeret Nega

December 6, 2004

9.	You disclose that since January 2002, you have issued common stock or securities convertible into or exercisable for your common stock in five separate transactions representing a total of 7,114,470 shares; however, we note from your disclosure in a similar risk factor in the Form 10-K for December 31, 2003 that you conducted six transactions representing a total of 8,614,470 shares. Please clarify this apparent discrepancy in the number of transactions and shares involved, and revise as necessary

The Company has issued common stock or securities convertible into common stock in six separate transactions representing a total of 8,614,470 shares of the Company’s common stock since January 2002. The discrepancy between the disclosure contained in the Registration Statement on Form S-3 filed on October 28, 2004 and the disclosure contained in the Company’s Annual Report on Form 10-K filed on March 22, 2004 is the result of an offering conducted by the Company in December 2003 in which the Company issued 1,500,000 shares of its common stock to certain institutional investors at $6.40 per share, yielding net proceeds of approximately $9.0 million after discounts and commissions. The offering was conducted as a private placement under Section 4(2) of the Securities Act and Rule 506 promulgated thereunder. The Company has revised the S-3 Amendment accordingly.

We face risks associated with marketing, distributing, and servicing....page 5

10.	Please revise to disclose the percentage of your operations that occur overseas, or in any of the specific countries you identify, so that investors can better appreciate the magnitude of the risks listed here. We note from pages 13-14 and 22 of your Form 10-K that approximately one-third of your employees are involved in international operations, that you lease office facilities in several foreign countries and that over half of your revenue comes from your international operations. Revise as appropriate to include additional details in this risk factor discussion.

The Company has revised the S-3 Amendment to include more complete information about the portions of its business operations located overseas to allow investors and prospective investors better to appreciate the magnitude of the risks discussed therein.

We may be subject to increased warranty claims....page 9

11.	Please provide more information so that investors can better understand the magnitude of the risk. For example, disclose the number of warranty claims you receive as a percentage of products sold, if you keep track of that statistic, and perhaps the annual amount you reserve to account for warranty claims, and how that reserve amount might change in the future. Similarly, please revise the subsequent risk factor discussion, relating to labor disputes at OEM facilities, to provide a better indication of how dependent you are upon the vehicle conversion programs with OEMs, such as the percentage of your revenue that is generated by direct OEM product sales

Messeret Nega

December 6, 2004

The Company does not maintain the statistics requested, and as an alternative means of providing additional meaningful data to investors regarding this risk, has revised this risk factor to explain the methodology for calculating warranty reserves, together with the warranty reserve as of September 30, 2004 and December 31, 2003 along with the warranty expenses for the nine and twelve month periods then ended. The Company has also revised the risk factor relating to labor disputes at OEM facilities to provide the percentage of revenue generated by direct OEM product sales for the twelve months ended December 31, 2003 and the nine months ended September 30, 2004.

Use of Proceeds, page 11

12.	Please clarify for us whether less than all the securities to be offered may be sold, and if so, describe your plans for the proceeds if substantially less than the maximum proceeds are obtained. Refer to Instruction 1 to Item 504 of Regulation S-K and revise as necessary

Pursuant to Rule 415, less than all of the securities offered may be sold, and the Company has revised the referenced disclosure to describe plans for the proceeds if less than all the securities included within this registration statement may be sold.

13.	Consider providing more specific information with respect to how the $15 million of proceeds will be used for the equity interest purchase agreement, and briefly describe what the agreement entails. For example, what is the company paying the Costamagnas $10 million for? And to whom are you paying the $5 million in fees and expenses associated with that agreement? Please revise to clarify.

The Company has revised the Use of Proceeds section at page 17 of the S-3 Amendment to provide additional disclosures in response to this inquiry.

Plan of Distribution, page 11

14.	We note that you have not identified your underwriters in the prospectus. We also note that you state that if underwriters are used in the sale of your securities, those securities will be sold at either a fixed or varying price. Please be advised that if you make an “at the market” offering, you are required by Rule 415(a)(4) to name the underwriter in a prospectus that is “part of the registration statement.” If the registration statement becomes effective without naming the underwriter, please confirm supplementally that a post-effective amendment will be filed for this purpose.

The Company will name the underwriters for any underwritten offering in a prospectus supplement. The Company has removed the referenced language from the S-3 Amendment. The Company confirms that it does not expect to conduct an “at the market” offering.

Documents Incorporated by Reference, page 13

Messeret Nega

December 6, 2004

15.	Please incorporate by reference the Quarterly Report on Form 10-Q for the quarter ended September 30, 2004

The Company has revised the Documents Incorporated by Reference section at page 20 of the S-3 Amendment to incorporate the Form 10-Q for the quarter ended September 30, 2004.

Form 10-K

Item 1, Business, page 1

Alternative Fuel Industry, page 3

16.	In the last sentence under the subsection captioned “Industrial” on page 5, you state that “IMPCO and its industrial brands focus on serving over 70% of the market with fuel systems, services and emission certified engine packages.” Supplementally provide us with an example of the disclosure you will provide in future periodic filings to clarify whether this percentage is your current share or a future goal.

The “focus” referenced in the Form 10-K represents an objective, not a current market share. The Company plans to include in one or more prospectus supplements in connection with any future offering, and in its future reports on Form 10-K, a disclosure reading substantially as follows: “Our goal is to attain product penetration in each of our market segments, and we hope to build on our brand and our marketing expertise to reach up to 70% of the industrial market for fuel systems, services and emission certified engine packages.” The Company will also focus its attention in each such disclosure on the Risk Factors sections thereof to assure that adequate cautionary language is included about the risks that could cause the Company to fall short of that goal.

Business Strategy, page 7

Customers and Strategic Relationships, page 8

17.	The last sentence in second paragraph on page 9 regarding the benefit of the spin-off of Quantum seems to be misplaced here. Supplementally advise, and confirm that you will make appropriate changes in future periodic filings as necessary.

The Company has provided additional disclosure with respect to the benefit of the spin-off of Quantum in the S-3 Amendment. The Company will use such additional disclosure in its future Annual Reports on Form 10-K which include reference to the Quantum spin-off.

Item 7. Management’s Discussion and Analysis, page 17

Results of Operations, page 21

18.	Please include a description and discussion of the launch of the Spectrum product line in the business section. Supplementally provide us with an example of the disclosure you will provide in future periodic filings.

Messeret Nega

December 6, 2004

The Company expects to include disclosure in future Annual Reports on Form 10-K reading substantially as follows, assuming such statements are not overtaken by events: “Our Spectrum™ product line represents our newest endeavor to help our OEM customers meet the demand we expect to develop as environmental regulations impose stricter vehicle emissions standards upon industrial equipment. First launched in 2003, the Spectrum™ technology consists of advanced computerized ignition, fuel injection, exhaust and fuel storage systems, along with our integrated design, testing, certification and customer support services. These products and services are intended to provide quality solutions for light industrial equipment in the wake of the adoption of more stringent federal clean air regulations, which became effective in January 2004, and of greater air quality requirements adopted recently by the California Air Resources Board.” The Company will include contextual descriptions to clarify to readers that this product line is focused primarily toward the industrial market sector and is a component of the Company’s U.S. operations. The Company will also evaluate the need for continuing explanatory disclosure of the effect of this product line on the Company’s operations and financial results as a whole; these discussions would be included in the Company’s MD&A disclosures.

Item 10. Directors and Executive Officers of the Registrant, page 44

19.	Please confirm that you will revise future filings to include all the information required by item 401 of Regulation S-K for Mr. Costamagna, and supplementally provide us with a draft of that disclosure.

The Company will revise all future Annual Reports on Form 10-K to include all of the information required by Item 401 of Regulation S-K for Mariano Costamagna in substantially the form as follows “Mariano Costamagna has served as a director of the Company since June 2003 and his current term expires in 2006. He is the Managing Director and Chief Executive Officer of BRC, S.r.l., and its wholly owned subsidiary, MTM s.r.l., located in Cherasco in the province of Piedmont in northern Italy. MTM develops, manufactures and installs alternative fuel systems and components under the BRC Gas Equipment trademark. Mr. Costamagna and his family founded MTM in 1977, and Mr. Costamagna has served as that MTM’s principal executive officer since that time. Mr. Costamagna became BRC’s Managing Director and Chief Executive Officer at the time that company was established in 2001. Mr. Costamagna became a director in connection with IMPCO’s acquisition of the initial 50% of the equity interest of BRC and, effective on the consummation of the acquisition of the remaining BRC equity interest, Mr. Costamagna will become the Executive Vice President of IMPCO. Thereafter, in accordance with the employment agreement between the company and Mr. Costamagna, which was entered into in connection with the pending acquisition, Mr. Costamagna will become IMPCO’s Chief Executive Officer. This transition is to occur on April 30, 2006 or upon Mr. Stemmler’s earlier retirement.” The Company also expects to provide such information in one or more prospectus supplements to be filed in connection with this offering.

Item 14. Controls and Procedures

20.	The information disclosed here should be presented under the caption “Item 9A Controls and Procedures.” Item 14 requires the disclosure of “Principal Accounting Fees and Services.” Please confirm that you will revise in future filings accordingly. Refer to Item 9A and Item 14 of Form 10-K.

The Company will revise all future Annual Reports on Form 10-K to conform to the requirements of Item 9A and Item 14 of Form 10-K.

Form 10-Q for the Quarter ended September 30, 2004

Part I., Item 7. Management’s Discussion and Analysis of Financial Condition Liquidity and Capital Resources

Messeret Nega

December 6, 2004

21.	Please confirm that you will revise in future filings to discuss the long-term and short-term liquidity needs of the company. Refer to Instruction 5 to Item 303(a) of Regulation S-K and supplementally provide us with a sample of this future disclosure.

The Company has filed an amendment to its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2004 on December 2, 2004 (the “10-Q Amendment”). The 10-Q Amendment provides additional disclosure in conformity with Item 303(a) of Regulation S-K. The Company will use such additional disclosure in all future Quarterly Reports on Form 10-Q.

Form 10-Q for the Quarters ended March 31, June 30 and September 30, 2004

Part II

Item 2. Changes in Securities and Use of Proceeds

22.	Supplementally tell us what (d) and (e) under this item refer to. The information under the caption “Issuer Purchases of Equity Securities” disclosed in the Form 10-Q for the quarter ended March 31, 2004 should be disclosed under Item 2(c). Refer to Item 2 of Form 10-Q.

The information filed under Item 2(d) and Item 2(e) in the Company’s Quarterly Reports on Form 10-Q for the quarters ended March 31, June 30, and September 30, 2004 should have been disclosed under Item 2(c). The Company will make this correction in all future Quarterly Reports on Form 10-Q.

***

Thank you for providing the Company with the opportunity to respond to your comments. Please do not hesitate to contact me at (206) 628-7710 if you have any questions or concerns, or if you would like to discuss the substance of this letter or the documents referred to herein.

Very truly yours,

Davis Wright Tremaine LLP

Marcus J. Williams